UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                       (Amendment No. ________)*



                             Bingo.com, Ltd.
                            (Name of Issuer)

                       Common Stock, no par value
                     (Title of Class of Securities)

                               G11152108
                            (CUSIP Number)

                   Praetorian Capital Management LLC
                       119 Washington Avenue, Suite 600
                         Miami Beach, FL  33139
                              305-938-2800
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                             March 5, 2007
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                     Page 1 of 13 Pages





CUSIP No. G11152108               13D                Page 2 of 13 Pages
______________________________________________________________________

1. Names of Reporting Persons
     Praetorian Capital Management LLC (See Item 2(A))


   I.R.S. Identification Nos. of above persons (entities only).
     13-4223355
______________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]
   (b) [ ]
______________________________________________________________________

3. SEC Use Only

______________________________________________________________________

4. Source of Funds (See Instructions)               AF

______________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

______________________________________________________________________

6. Citizenship or Place of Organization
     Delaware
______________________________________________________________________

               7. Sole Voting Power
                  ____________________________________________________
Number of
Shares         8. Shared Voting Power               11,400,000 shares
Beneficially      ____________________________________________________
Owned By
Each           9. Sole Dispositive Power
Reporting       ______________________________________________________
Person With
               10. Shared Dispositive Power         11,400,000 shares
______________________________________________________________________


11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    11,400,000 shares
______________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
______________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)  31.3%
______________________________________________________________________

14. Type of Reporting Person (See Instructions)         IA
______________________________________________________________________




CUSIP No. G11152108               13D                Page 3 of 13 Pages
______________________________________________________________________

1. Names of Reporting Persons
     Praetorian Offshore Ltd. (See Item 2(A))

   I.R.S. Identification Nos. of above persons (entities only).
     98-0465606
______________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]
   (b) [ ]
______________________________________________________________________

3. SEC Use Only

______________________________________________________________________

4. Source of Funds (See Instructions)                WC

______________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

______________________________________________________________________

6. Citizenship or Place of Organization
     Cayman Islands
______________________________________________________________________

               7. Sole Voting Power
                  ____________________________________________________
Number of
Shares         8. Shared Voting Power               11,400,000 shares
Beneficially      ____________________________________________________
Owned By
Each           9. Sole Dispositive Power
Reporting       ______________________________________________________
Person With
               10. Shared Dispositive Power         11,400,000 shares
______________________________________________________________________


11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    11,400,000 shares
______________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
______________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)  31.3%
______________________________________________________________________

14. Type of Reporting Person (See Instructions)         OO
______________________________________________________________________






CUSIP No.  G11152108              13D                Page 4 of 13 Pages
______________________________________________________________________
Item 1. Security and Issuer
This Schedule 13D relates to the common stock, no par value per share (the "Common Stock") of Bingo.com, Ltd. (the "Issuer"). The Issuer's principal executive offices are located at National Bank of Anguilla Corporate Building, 1st Floor, St Mary's Road, TV1 02P, The Valley, Anguilla, B.W.I.

Item 2. Identity and Background
(a) This statement is filed on behalf of Praetorian Capital Management LLC (the "Management Company") a Delaware limited liability company, and Praetorian Offshore Ltd. (the "Fund"), a Cayman Islands exempted company (collectively, the "Reporting Person"). The Management Company serves as investment manager or advisor to the Fund with respect to the shares of Common Stock directly owned by the Fund. The Management Company makes the investment and voting decisions on behalf of the Fund but owns no direct investments in the securities of the Issuer. The Fund directly owns the shares of the Common Stock of the Issuer but does not make any decisions as to voting or buying or selling shares of the Issuer.

(b) The address of the business office of the Reporting Person is Praetorian Capital Management LLC, 119 Washington Avenue, Suite 600, Miami Beach, FL 33139.

(c) The principal business of the Management Company is to provide investment advisory services. The principal business of the Fund is to serve as an investment fund under the direction of the Management
Company.

(d) During the last five years, neither the Management Company nor the Fund has been convicted in a criminal proceeding.

(e) During the last five years, neither the Management Company nor the Fund has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) The Management Company is a Delaware limited liability company. The Fund is a Cayman Islands exempted company.


Item 3. Source and Amount of Funds or Other Consideration
As of March 5, 2007, the aggregate purchase price for 8,600,000 shares (see Item 5 (a)) of the Issuer's Common Stock purchased by the Fund was $3,494,285. The source of funding for the purchase of these shares was the Fund's working capital.


Item 4. Purpose of Transaction
The Reporting Person acquired the Common Stock of the Issuer for investment in the ordinary course of business because it believes the shares represent an attractive investment opportunity.










CUSIP No.  G11152108              13D                Page 5 of 13 Pages
______________________________________________________________________

The Reporting Person may acquire additional Common Stock via open-market transactions. The Reporting Person may choose to exercise warrants to acquire additional shares (see Item 5(a)). However, there is no timetable or pre-arranged plan related to the purchase of additional Common Stock. Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

The Reporting Person has no current expectation of attempting to influence management of the Issuer regarding its business plans, business processes, or directors or management personnel. The Reporting Person's purchase of the Common Stock was made based on the perceived investment merits related to the Common Stock. While the Reporting Person expects to be in periodic contact with the Issuer's management personnel, the Reporting Person is in full agreement with the Issuer's business plan.


Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, the Reporting Person is the beneficial owner of 11,400,000 shares of Common Stock, representing approximately 31.3% of the Issuer's outstanding Common Stock. As required under the SEC's regulations, those values include 2,800,000 shares of Common Stock which may be acquired under a warrant purchase agreement between the Issuer and the Reporting Person. All percentages set forth in this
Schedule 13D are based on the Issuer's statements on its 10-QSB for the quarter ended September 30, 2006 as to the number of outstanding shares of common stock (27,640,553). The number of shares outstanding after the March 5, 2007 private placement of 6,000,000 shares (5,600,000 shares of which were purchased by the Reporting Person) totals 33,640,553. If the warrants purchased by the Reporting Person were exercised, the total number of shares outstanding would be 36,440,553, and it is that number of shares outstanding that was used in the calculation of ownership percentage.

The shares that may be acquired under the warrant agreement have not yet been purchased, and there is no plan to acquire such shares in the immediate future. Without the warrant shares, the number of shares owned is 8,600,000, which represents 25.6% of the 33,640,553 shares of common stock outstanding (where the number of shares outstanding does not include the shares represented by the warrant purchase agreement between the Issuer and the Reporting Person).

(b)  See Item 2(a).




CUSIP No.  G11152108              13D                Page 6 of 13 Pages
______________________________________________________________________


(c) The following table sets forth all transactions by the Reporting Person with respect to the Common Stock of the Issuer.

                                  No. of
                                  Shares      Price
Reporting               Buy/      Purchased   Per
Person     Trade Date   Sell      (Sold)      Share       How effected

Fund       8/23/2005    Buy       7,500       0.626       Open Market
Fund       8/23/2005    Buy       2,500       0.626       Open Market
Fund       8/24/2005    Buy       100         0.630       Open Market
Fund       8/24/2005    Buy       105         0.620       Open Market
Fund       8/24/2005    Buy       10          0.620       Open Market
Fund       8/25/2005    Buy       5,000       0.651       Open Market
Fund       8/26/2005    Buy       4,500       0.621       Open Market
Fund       8/26/2005    Buy       250         0.621       Open Market
Fund       8/26/2005    Buy       5,035       0.641       Open Market
Fund       8/29/2005    Buy       2,500       0.641       Open Market
Fund       8/30/2005    Buy       128         0.626       Open Market
Fund       8/30/2005    Buy       100         0.635       Open Market
Fund       8/30/2005    Buy       5,000       0.626       Open Market
Fund       8/31/2005    Buy       2,272       0.636       Open Market
Fund       9/6/2005     Buy       5,000       0.601       Open Market
Fund       9/6/2005     Buy       5,000       0.601       Open Market
Fund       9/6/2005     Buy       10,000      0.616       Open Market
Fund       9/6/2005     Buy       5,000       0.614       Open Market
Fund       9/7/2005     Buy       10,000      0.621       Open Market
Fund       9/7/2005     Buy       5,000       0.601       Open Market
Fund       9/7/2005     Buy       10,000      0.601       Open Market
Fund       9/7/2005     Buy       2,000       0.629       Open Market
Fund       9/7/2005     Buy       8,000       0.616       Open Market
Fund       9/8/2005     Buy       200         0.625       Open Market
Fund       9/8/2005     Buy       2,400       0.601       Open Market
Fund       9/8/2005     Buy       1,800       0.601       Open Market
Fund       9/8/2005     Buy       2,200       0.601       Open Market
Fund       9/8/2005     Buy       2,800       0.601       Open Market
Fund       9/8/2005     Buy       4,000       0.571       Open Market
Fund       9/9/2005     Buy       4,600       0.576       Open Market
Fund       9/9/2005     Buy       7,000       0.571       Open Market
Fund       9/12/2005    Buy       650         0.571       Open Market
Fund       9/12/2005    Buy       3,000       0.571       Open Market
Fund       9/13/2005    Buy       2,200       0.581       Open Market
Fund       9/13/2005    Buy       2,150       0.581       Open Market
Fund       9/13/2005    Buy       3,000       0.571       Open Market
Fund       9/14/2005    Buy       3,000       0.581       Open Market
Fund       9/14/2005    Buy       2,000       0.581       Open Market
Fund       9/14/2005    Buy       2,200       0.591       Open Market
Fund       9/20/2005    Buy       2,800       0.611       Open Market
Fund       9/20/2005    Buy       5,000       0.611       Open Market
Fund       9/20/2005    Buy       9,000       0.611       Open Market
Fund       9/21/2005    Buy       10,000      0.611       Open Market
Fund       9/23/2005    Buy       5,000       0.611       Open Market
Fund       9/23/2005    Buy       5,000       0.611       Open Market
Fund       9/26/2005    Buy       10,000      0.582       Open Market



CUSIP No.  G11152108              13D                Page 7 of 13 Pages
______________________________________________________________________
Item 5 (c)-Continued

                                  No. of
                                  Shares      Price
Reporting               Buy/      Purchased   Per
Person     Trade Date   Sell      (Sold)      Share       How effected

Fund       9/26/2005    Buy       2,200       0.591       Open Market
Fund       9/26/2005    Buy       400         0.593       Open Market
Fund       9/27/2005    Buy       1,600       0.591       Open Market
Fund       9/28/2005    Buy       800         0.591       Open Market
Fund       9/30/2005    Buy       400         0.573       Open Market
Fund       10/3/2005    Buy       2,600       0.571       Open Market
Fund       10/3/2005    Buy       2,000       0.571       Open Market
Fund       10/3/2005    Buy       2,000       0.571       Open Market
Fund       10/3/2005    Buy       2,200       0.571       Open Market
Fund       10/3/2005    Buy       1,800       0.571       Open Market
Fund       10/4/2005    Buy       1,800       0.571       Open Market
Fund       10/4/2005    Buy       1,400       0.571       Open Market
Fund       10/4/2005    Buy       1,400       0.571       Open Market
Fund       10/4/2005    Buy       200         0.575       Open Market
Fund       10/4/2005    Buy       2,200       0.571       Open Market
Fund       10/4/2005    Buy       200         0.575       Open Market
Fund       10/5/2005    Buy       2,800       0.571       Open Market
Fund       10/5/2005    Buy       4,000       0.571       Open Market
Fund       10/5/2005    Buy       5,000       0.571       Open Market
Fund       10/5/2005    Buy       5,000       0.571       Open Market
Fund       10/5/2005    Buy       5,000       0.571       Open Market
Fund       10/6/2005    Buy       15,000      0.571       Open Market
Fund       10/6/2005    Buy       5,000       0.571       Open Market
Fund       10/6/2005    Buy       5,000       0.571       Open Market
Fund       10/19/2005   Buy       3,000       0.653       Open Market
Fund       10/19/2005   Buy       1,000       0.651       Open Market
Fund       10/19/2005   Buy       2,000       0.651       Open Market
Fund       10/19/2005   Buy       3,000       0.651       Open Market
Fund       10/19/2005   Buy       3,000       0.651       Open Market
Fund       10/19/2005   Buy       3,000       0.653       Open Market
Fund       10/21/2005   Buy       2,200       0.601       Open Market
Fund       10/21/2005   Buy       5,000       0.601       Open Market
Fund       10/21/2005   Buy       3,400       0.601       Open Market
Fund       10/21/2005   Buy       2,200       0.601       Open Market
Fund       10/21/2005   Buy       2,200       0.601       Open Market
Fund       10/21/2005   Buy       2,000       0.601       Open Market
Fund       10/21/2005   Buy       1,000       0.601       Open Market
Fund       10/21/2005   Buy       5,000       0.606       Open Market
Fund       10/21/2005   Buy       2,000       0.601       Open Market
Fund       10/21/2005   Buy       5,000       0.603       Open Market
Fund       10/24/2005   Buy       5,000       0.571       Open Market
Fund       10/25/2005   Buy       5,000       0.552       Open Market
Fund       10/25/2005   Buy       4,950       0.552       Open Market
Fund       10/31/2005   Buy       50          0.620       Open Market
Fund       10/31/2005   Buy       2,000       0.591       Open Market
Fund       10/31/2005   Buy       3,000       0.591       Open Market
Fund       11/4/2005    Buy       2,500       0.631       Open Market
Fund       11/4/2005    Buy       2,500       0.631       Open Market

CUSIP No.  G11152108              13D                Page 8 of 13 Pages
______________________________________________________________________
Item 5 (c)-Continued

                                  No. of
                                  Shares      Price
Reporting               Buy/      Purchased   Per
Person     Trade Date   Sell      (Sold)      Share       How effected

Fund       11/4/2005    Buy       2,400       0.631       Open Market
Fund       11/4/2005    Buy       2,600       0.631       Open Market
Fund       11/10/2005   Buy       2,500       0.621       Open Market
Fund       11/10/2005   Buy       2,500       0.621       Open Market
Fund       11/10/2005   Buy       2,500       0.631       Open Market
Fund       11/11/2005   Buy       2,500       0.661       Open Market
Fund       11/17/2005   Buy       2,200       0.631       Open Market
Fund       11/17/2005   Buy       2,200       0.631       Open Market
Fund       11/17/2005   Buy       2,200       0.631       Open Market
Fund       11/17/2005   Buy       4,400       0.631       Open Market
Fund       11/21/2005   Buy       2,000       0.651       Open Market
Fund       11/21/2005   Buy       1,000       0.651       Open Market
Fund       11/21/2005   Buy       400         0.653       Open Market
Fund       11/21/2005   Buy       400         0.653       Open Market
Fund       11/21/2005   Buy       200         0.655       Open Market
Fund       11/22/2005   Buy       5,000       0.606       Open Market
Fund       11/23/2005   Buy       3,000       0.611       Open Market
Fund       11/23/2005   Buy       3,300       0.611       Open Market
Fund       11/23/2005   Buy       300         0.653       Open Market
Fund       11/23/2005   Buy       200         0.655       Open Market
Fund       11/23/2005   Buy       200         0.655       Open Market
Fund       11/23/2005   Buy       1,400       0.651       Open Market
Fund       11/25/2005   Buy       1,600       0.651       Open Market
Fund       11/30/2005   Buy       10,000      0.651       Open Market
Fund       11/30/2005   Buy       5,000       0.651       Open Market
Fund       11/30/2005   Buy       5,000       0.651       Open Market
Fund       12/5/2005    Buy       200         0.795       Open Market
Fund       12/5/2005    Buy       500,000     0.810       Open Market
Fund       12/5/2005    Buy       2,950       0.792       Open Market
Fund       12/5/2005    Buy       400         0.753       Open Market
Fund       12/5/2005    Buy       200         0.755       Open Market
Fund       12/5/2005    Buy       3,000       0.701       Open Market
Fund       12/5/2005    Buy       1,800       0.701       Open Market
Fund       12/5/2005    Buy       400         0.703       Open Market
Fund       12/5/2005    Buy       850         0.671       Open Market
Fund       12/5/2005    Buy       200         0.795       Open Market
Fund       12/9/2005    Buy       5,000       0.631       Open Market
Fund       12/9/2005    Buy       7,500       0.631       Open Market
Fund       12/12/2005   Buy       2,500       0.651       Open Market
Fund       12/13/2005   Buy       5,000       0.651       Open Market
Fund       1/10/2006    Buy       7,500       0.631       Open Market
Fund       1/10/2006    Buy       5,000       0.636       Open Market
Fund       1/11/2006    Buy       5,000       0.641       Open Market
Fund       1/11/2006    Buy       2,500       0.641       Open Market
Fund       1/11/2006    Buy       5,000       0.641       Open Market
Fund       1/23/2006    Buy       2,200       0.631       Open Market
Fund       1/23/2006    Buy       1,200       0.631       Open Market
Fund       1/24/2006    Buy       4,600       0.621       Open Market
Fund       1/24/2006    Buy       2,000       0.621       Open Market
Fund       1/24/2006    Buy       1,200       0.621       Open Market
CUSIP No.  G11152108              13D                Page 9 of 13 Pages
______________________________________________________________________
Item 5 (c)-Continued

                                  No. of
                                  Shares      Price
Reporting               Buy/      Purchased   Per
Person     Trade Date   Sell      (Sold)      Share       How effected

Fund       1/24/2006    Buy       400         0.623       Open Market
Fund       1/24/2006    Buy       5,000       0.628       Open Market
Fund       1/25/2006    Buy       400         0.628       Open Market
Fund       1/25/2006    Buy       2,200       0.626       Open Market
Fund       1/25/2006    Buy       1,200       0.626       Open Market
Fund       1/25/2006    Buy       200         0.630       Open Market
Fund       1/25/2006    Buy       600         0.627       Open Market
Fund       1/25/2006    Buy       200         0.630       Open Market
Fund       1/25/2006    Buy       1,400       0.626       Open Market
Fund       1/25/2006    Buy       200         0.630       Open Market
Fund       1/27/2006    Buy       2,000       0.631       Open Market
Fund       1/27/2006    Buy       5,000       0.631       Open Market
Fund       1/27/2006    Buy       2,800       0.627       Open Market
Fund       2/1/2006     Buy       10,200      0.634       Open Market
Fund       2/2/2006     Buy       1,000       0.615       Open Market
Fund       2/6/2006     Buy       5,000       0.644       Open Market
Fund       2/6/2006     Buy       800         0.644       Open Market
Fund       2/6/2006     Buy       6,200       0.634       Open Market
Fund       2/6/2006     Buy       3,000       0.634       Open Market
Fund       2/6/2006     Buy       10,000      0.644       Open Market
Fund       2/7/2006     Buy       51,000      0.633       Open Market
Fund       2/8/2006     Buy       2,500       0.625       Open Market
Fund       2/10/2006    Buy       9,100       0.630       Open Market
Fund       2/13/2006    Buy       5,150       0.630       Open Market
Fund       2/14/2006    Buy       2,450       0.635       Open Market
Fund       2/15/2006    Buy       800         0.645       Open Market
Fund       2/16/2006    Sell      (2,800)     0.623       Open Market
Fund       2/17/2006    Sell      (2,600)     0.625       Open Market
Fund       2/17/2006    Buy       13,800      0.651       Open Market
Fund       2/24/2006    Buy       2,500       0.682       Open Market
Fund       2/27/2006    Buy       2,500       0.682       Open Market
Fund       2/27/2006    Buy       2,000       0.702       Open Market
Fund       2/27/2006    Buy       1,000       0.665       Open Market
Fund       2/27/2006    Buy       2,000       0.702       Open Market
Fund       2/27/2006    Buy       1,000       0.702       Open Market
Fund       3/1/2006     Buy       2,000       0.704       Open Market
Fund       3/2/2006     Buy       2,000       0.704       Open Market
Fund       3/2/2006     Buy       3,000       0.704       Open Market
Fund       3/2/2006     Buy       2,000       0.704       Open Market
Fund       3/3/2006     Buy       4,000       0.674       Open Market
Fund       3/3/2006     Buy       2,000       0.704       Open Market
Fund       3/3/2006     Buy       3,000       0.704       Open Market
Fund       3/6/2006     Buy       28,000      0.705       Open Market
Fund       3/6/2006     Buy       5,000       0.705       Open Market
Fund       3/6/2006     Sell      (200)       0.695       Open Market
Fund       3/7/2006     Sell      (2,500)     0.725       Open Market
Fund       3/7/2006     Buy       10,000      0.710       Open Market
Fund       3/7/2006     Buy       6,000       0.710       Open Market
Fund       3/7/2006     Buy       9,000       0.725       Open Market
Fund       3/10/2006    Buy       31,200      0.705       Open Market
CUSIP No.  G11152108              13D                Page 10 of 13 Pages
______________________________________________________________________
Item 5 (c)-Continued

                                  No. of
                                  Shares      Price
Reporting               Buy/      Purchased   Per
Person     Trade Date   Sell      (Sold)      Share       How effected

Fund       3/13/2006    Buy       50,000      0.740       Open Market
Fund       3/13/2006    Buy       88,600      0.714       Open Market
Fund       3/14/2006    Buy       25,000      0.720       Open Market
Fund       3/15/2006    Buy       5,800       0.715       Open Market
Fund       3/17/2006    Buy       2,500       0.772       Open Market
Fund       3/17/2006    Buy       3,100       0.772       Open Market
Fund       3/17/2006    Buy       1,900       0.772       Open Market
Fund       3/17/2006    Buy       1,500       0.782       Open Market
Fund       3/17/2006    Buy       1,000       0.782       Open Market
Fund       3/17/2006    Buy       3,000       0.782       Open Market
Fund       3/17/2006    Buy       2,000       0.782       Open Market
Fund       3/17/2006    Buy       6,700       0.777       Open Market
Fund       3/21/2006    Buy       24,000      0.829       Open Market
Fund       3/22/2006    Buy       16,000      0.886       Open Market
Fund       5/1/2006     Buy       67,000      0.898       Open Market
Fund       5/2/2006     Buy       2,475       0.902       Open Market
Fund       5/2/2006     Buy       4,000       0.924       Open Market
Fund       5/2/2006     Buy       4,000       0.924       Open Market
Fund       5/2/2006     Buy       1,700       0.924       Open Market
Fund       5/2/2006     Buy       2,500       0.924       Open Market
Fund       5/2/2006     Buy       2,800       0.924       Open Market
Fund       5/2/2006     Buy       2,000       0.924       Open Market
Fund       5/2/2006     Buy       2,000       0.924       Open Market
Fund       5/2/2006     Buy       1,500       0.914       Open Market
Fund       5/2/2006     Buy       20,650      0.915       Open Market
Fund       5/2/2006     Buy       25          0.902       Open Market
Fund       5/2/2006     Buy       25          0.902       Open Market
Fund       5/2/2006     Buy       2,975       0.902       Open Market
Fund       5/2/2006     Buy       2,000       0.904       Open Market
Fund       5/2/2006     Buy       1,975       0.902       Open Market
Fund       5/2/2006     Buy       25          0.926       Open Market
Fund       5/2/2006     Buy       2,000       0.914       Open Market
Fund       5/3/2006     Buy       26,850      0.928       Open Market
Fund       5/3/2006     Buy       3,000       0.922       Open Market
Fund       5/3/2006     Buy       4,500       0.932       Open Market
Fund       5/3/2006     Buy       2,500       0.922       Open Market
Fund       5/3/2006     Buy       3,000       0.922       Open Market
Fund       5/3/2006     Buy       5,000       0.932       Open Market
Fund       5/4/2006     Buy       47,500      0.923       Open Market
Fund       5/5/2006     Buy       10,000      0.912       Open Market
Fund       5/5/2006     Buy       42,500      0.918       Open Market
Fund       5/5/2006     Buy       10,000      0.912       Open Market
Fund       5/9/2006     Buy       6,500       0.905       Open Market
Fund       5/10/2006    Buy       2,500       0.902       Open Market
Fund       5/10/2006    Buy       24,000      0.934       Open Market
Fund       5/10/2006    Buy       2,500       0.902       Open Market
Fund       7/11/2006    Buy       140,000     0.813       Open Market
Fund       7/17/2006    Buy       5,000       0.852       Open Market
Fund       7/17/2006    Buy       2,500       0.852       Open Market
Fund       7/18/2006    Buy       7,500       0.860       Open Market
CUSIP No.  G11152108              13D                Page 11 of 13 Pages
______________________________________________________________________
Item 5 (c)-Continued

                                  No. of
                                  Shares      Price
Reporting               Buy/      Purchased   Per
Person     Trade Date   Sell      (Sold)      Share       How effected

Fund       7/18/2006    Buy       2,500       0.852       Open Market
Fund       7/19/2006    Buy       2,100       0.860       Open Market
Fund       7/24/2006    Buy       17,500      0.860       Open Market
Fund       7/25/2006    Buy       4,000       0.875       Open Market
Fund       7/27/2006    Buy       6,100       0.865       Open Market
Fund       7/28/2006    Buy       36,000      0.884       Open Market
Fund       7/31/2006    Buy       50,200      0.909       Open Market
Fund       8/1/2006     Buy       9,100       0.955       Open Market
Fund       8/1/2006     Sell      (2,500)     0.895       Open Market
Fund       8/22/2006    Buy       75,000      0.860       Open Market
Fund       8/22/2006    Buy       10,000      0.824       Open Market
Fund       8/23/2006    Buy       4,600       0.805       Open Market
Fund       8/24/2006    Buy       22,200      0.823       Open Market
Fund       8/25/2006    Sell      (2,900)     0.842       Open Market
Fund       8/25/2006    Buy       23,300      0.851       Open Market
Fund       8/28/2006    Buy       19,500      0.860       Open Market
Fund       8/30/2006    Sell      (2,500)     0.865       Open Market
Fund       8/30/2006    Buy       12,300      0.859       Open Market
Fund       8/31/2006    Buy       48,500      0.877       Open Market
Fund       9/6/2006     Buy       100,000     0.870       Open Market
Fund       9/7/2006     Buy       28,000      0.780       Open Market
Fund       9/12/2006    Sell      (2,500)     0.785       Open Market
Fund       9/12/2006    Buy       5,000       0.805       Open Market
Fund       9/13/2006    Buy       2,900       0.855       Open Market
Fund       9/27/2006    Buy       27,000      0.805       Open Market
Fund       9/29/2006    Buy       200         0.805       Open Market
Fund       10/2/2006    Sell      (7,500)     0.605       Open Market
Fund       10/2/2006    Buy       17,000      0.532       Open Market
Fund       10/2/2006    Buy       1,700       0.510       Open Market
Fund       10/3/2006    Sell      (2,600)     0.415       Open Market
Fund       10/3/2006    Buy       5,000       0.471       Open Market
Fund       10/3/2006    Buy       5,000       0.461       Open Market
Fund       10/3/2006    Buy       75,000      0.453       Open Market
Fund       10/3/2006    Buy       28,000      0.440       Open Market
Fund       10/3/2006    Buy       5,000       0.481       Open Market
Fund       10/4/2006    Buy       62,000      0.444       Open Market
Fund       10/5/2006    Buy       10,000      0.435       Open Market
Fund       10/6/2006    Sell      (400)       0.425       Open Market
Fund       10/6/2006    Buy       4,000       0.455       Open Market
Fund       10/11/2006   Buy       5,000       0.432       Open Market
Fund       10/11/2006   Buy       10,000      0.441       Open Market
Fund       10/11/2006   Buy       10,000      0.441       Open Market
Fund       10/11/2006   Buy       5,000       0.441       Open Market
Fund       10/18/2006   Buy       2,200       0.391       Open Market
Fund       10/19/2006   Buy       5,000       0.352       Open Market
Fund       10/23/2006   Buy       10,000      0.375       Open Market
Fund       10/24/2006   Buy       8,000       0.395       Open Market
Fund       10/25/2006   Buy       10,000      0.385       Open Market
Fund       10/27/2006   Buy       13,300      0.365       Open Market
Fund       10/30/2006   Buy       6,700       0.365       Open Market
CUSIP No.  G11152108              13D                Page 12 of 13 Pages
______________________________________________________________________
Item 5 (c)-Continued

                                  No. of
                                  Shares      Price
Reporting               Buy/      Purchased   Per
Person     Trade Date   Sell      (Sold)      Share    How effected

Fund       10/30/2006   Buy       70,000      0.360       Open Market
Fund       10/31/2006   Buy       47,000      0.370       Open Market
Fund       12/11/2006   Buy       10,000      0.285       Open Market
Fund       12/12/2006   Buy       82,000      0.333       Open Market
Fund       12/14/2006   Buy       10,000      0.285       Open Market
Fund       12/15/2006   Buy       25,000      0.355       Open Market
Fund       12/20/2006   Buy       21,000      0.289       Open Market
Fund       12/21/2006   Buy       5,000       0.305       Open Market
Fund       12/21/2006   Buy       42,000      0.310       Open Market
                                                          Private
Fund       3/5/2007     Buy       5,600,000   0.250       Placement



CUSIP No.  G11152108              13D                Page 13 of 13 Pages
______________________________________________________________________
Item 5--continued

(d)  Not Applicable

(e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None


Item 7. Material to Be Filed as Exhibits
None


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2007
_________________________________
Date


/s/ Harris B. Kupperman
_________________________________
Signature

Praetorian Offshore Ltd.
By:  Praetorian Capital Management LLC
Its: Investment Manager
By:  Harris B. Kupperman
Its: President
_________________________________
Name/Title





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)